

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
160 S Craig Place
Lombard, Illinois 60148

     Re: Welsbach Technology Metals Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted November 12, 2021
          CIK No. 0001866226

Dear Mr. Mamadou:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Shih-Kuei Chen at 202-551-7664 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Jonathan H. Deblinger